SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                                Time Warner Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   887315 10 9
                                 (CUSIP Number)

                                Stephen W. Naeve
                                Vice President -
                              Strategic Planning &
                                 Administration

                         Houston Industries Incorporated
                                 5 Post Oak Park
                           4400 Post Oak Park Parkway
                                 Houston, Texas
                                 (713) 629-3000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 6, 1995
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 887315 10 9
- -------------------------------------------------------------------------------

    (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

        Houston Industries Incorporated, I.R.S. Identification No. 74-1885573
- --------------------------------------------------------------------------------
    (2) Check the Appropriate Box if a Member of a Group
                                                               (a) [ ]
                                                               (b) [X]
- --------------------------------------------------------------------------------
    (3) SEC Use Only

- --------------------------------------------------------------------------------
    (4) Source of Funds
        00
- --------------------------------------------------------------------------------
    (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                   [ ]
- --------------------------------------------------------------------------------
    (6) Citizenship or Place of Organization

        Texas
- --------------------------------------------------------------------------------
 Number of      (7)  Sole Voting Power             23,909,040 shares
Shares Bene-         -----------------------------------------------------------
 ficially       (8)  Shared Voting Power
 Owned by            -----------------------------------------------------------
Each Report-    (9)  Sole Dispositive Power        23,909,040 shares
ing Person           -----------------------------------------------------------
   With         (10) Shared Dispositive Power
- --------------------------------------------------------------------------------
    (11) Aggregate Amount Beneficially Owned by Each Reporting Person

         23,909,040 shares
- --------------------------------------------------------------------------------
    (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                   [ ]
- --------------------------------------------------------------------------------
    (13) Percent of Class Represented by Amount in Row (11) 5.899% (based on information contained in documents filed by Time Warner Inc. with the Securities and Exchange Commission)

    (14) Type of Reporting Person        CO

ITEM 1.     SECURITY AND ISSUER

            The class of securities to which this statement relates is common stock, par value $1.00 per share (the "TW Common Stock"), of Time Warner Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 75 Rockefeller Plaza, New York, New York 10019.

ITEM 2.     IDENTITY AND BACKGROUND

            This statement is filed by Houston Industries Incorporated, a Texas corporation ("Houston Industries"). Houston Industries is a holding company and conducts its business through subsidiaries involved in the electric utility business in the United States and in foreign markets. The address of the principal business office of Houston Industries is 5 Post Oak Park, 4400 Post Oak Parkway, Houston, Texas 77027.

            During the last five years, no executive officer or director of Houston Industries has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            On July 6, 1995, TWI Cable Inc., a Delaware corporation (formerly known as TW KBLCOM Acquisition Corp.) ("Sub") and a wholly owned subsidiary of the Issuer, merged with and into KBLCOM Incorporated, a Delaware corporation ("KBLCOM") and a wholly owned subsidiary of Houston Industries (the "Merger"), pursuant to the Agreement and Plan of Merger dated as of January 26, 1995 (the "Merger Agreement"), among KBLCOM, Houston Industries, the Issuer and Sub. As a result of the Merger, the separate corporate existence of Sub ceased, KBLCOM continued as the surviving corporation and as a wholly owned subsidiary of the Issuer, and KBLCOM changed its name to TWI Cable Inc.

            In connection with the Merger, on July 6, 1995, Parent issued to Houston Industries (i) 1,000,000 fully paid and nonassessable shares of TW Common Stock and (ii) 11,000,000 fully paid and nonassessable shares of Series D Convertible Preferred Stock of the Issuer, par value $1.00 per share (the "Series D Preferred"). The Series D Preferred currently may be converted into
22.9 million shares of common stock of the Issuer and, until the earlier of conversion or July 6, 1999, is expected to pay an annual dividend of $3.75 per share. After four years, the Issuer will have the right to exchange the Series D Preferred for TW Common Stock at a stated conversion rate of 2.08264 shares of TW Common Stock per share of Series D Preferred, subject to adjustment.

            The foregoing is a summary description of certain terms of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, which is incorporated into this Schedule 13D by reference as Exhibit
1. The foregoing description of certain terms of the Series D Preferred is qualified in its entirety by reference to the Certificate of the Voting Powers, Designations, Preferences and Relative, Participating, Optional or Other Special Rights, and Qualifications, Limitations or Restriction Thereof, of Series D Convertible Preferred Stock of Time Warner Inc., which is attached hereto as
Exhibit 4.

ITEM 4.     PURPOSE OF TRANSACTION

            Houston Industries has acquired the TW Common Stock and Series D Preferred beneficially owned by it in connection with the Merger and for investment purposes. Except as described in this statement or in the documents referred to herein, Houston Industries has no present plans which would relate to or result in the events described in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            Houston Industries beneficially owns an aggregate of 1,000,000 shares of TW Common Stock and 11,000,000 shares of Series D Preferred, which is convertible into TW Common Stock at any time at a conversion rate of 2.08264 shares of TW Common Stock per share of Series D Preferred, subject to adjustment. Assuming full conversion of the Series D Preferred as of the date hereof, and based on information contained in documents filed by the Issuer with the Securities and Exchange Commission, Houston Industries currently beneficially owns 5.899% of the outstanding TW Common Stock. Houston Industries possesses sole voting and dispositive power with respect to all of such shares, which were acquired on July 6, 1995 pursuant to the Merger.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Except as described in this statement or in the documents referred to herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this statement or between such persons and any other person with respect to any securities of the Issuer.

            The information set forth in Item 3 with respect to the Merger Agreement and the Series D Preferred is incorporated herein by reference. In addition, the Merger Agreement provides that, in the event that amounts related to indemnity obligations are payable by the Issuer to Houston Industries, the Issuer may elect to pay such amounts in shares of TW Common Stock, and, if reasonably required by Houston Industries, such payments by the Issuer shall be made in shares of TW Common Stock, in each case pursuant to a valuation mechanism set forth in the Merger Agreement.

            In conjunction with the Merger, Houston Industries and the Issuer entered into a Stockholder's Agreement and a Registration Rights Agreement, each dated as of July 6, 1995. The Stockholder's Agreement, with limited exceptions, prohibits Houston Industries, its affiliates and associates, from acquiring securities of the Issuer and from taking certain actions in relation to the Issuer or its assets. The Stockholder's Agreement also contains certain restrictions on the ability of Houston Industries to transfer the shares of TW Common Stock or Series D Preferred.

            The Registration Rights Agreement covers the shares of TW Common Stock issued at the time of the Merger as well as shares of TW Common Stock into which the Series D Preferred is converted, any shares of TW Common Stock issued in connection with indemnification under the Merger Agreement and any shares received by way of dividends or distributions. Houston Industries may make four demands for registration during the term of the Registration Rights Agreement, one of which may be a shelf registration statement. The Issuer may delay filing a registration statement or suspend its use under certain circumstances. Houston Industries will also have the right to "piggy-back" onto other registration statements of the Issuer under certain circumstances.

            The foregoing descriptions of the Stockholder's Agreement and the Registration Rights Agreement are summaries only and are qualified in their entirety by reference to the applicable agreements, which are attached hereto as Exhibits 2 and 3.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit 1   --   Agreement and Plan of Merger dated as of January 26,
                        1995 among KBLCOM Incorporated, Houston Industries
                        Incorporated, Time Warner Inc. and TWI Cable Inc.
                        (formerly known as TW KBLCOM Acquisition Corp.), including certain exhibits and a list of schedules and exhibits thereto, incorporated by reference to Exhibit
                        2(a) in Houston Industries' Form 8-K, dated January 26,
                        1995 (File No. 1-7629).

       Exhibit 2   --   Stockholder's Agreement dated as of July 6, 1995,
                        between Houston Industries Incorporated and Time Warner
                        Inc.

       Exhibit 3   --   Registration Rights Agreement dated as of July 6, 1995,
                        between Houston Industries Incorporated and Time Warner
                        Inc.

       Exhibit 4   --   Certificate of the Voting Powers, Designations,
                        Preferences and Relative, Participating, Optional or
                        Other Special Rights, and Qualifications, Limitations or
                        Restrictions Thereof, of Series D Convertible Preferred
                        Stock of Time Warner Inc.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 17, 1995.
                                    HOUSTON INDUSTRIES INCORPORATED

                                    By: /s/ MARY P. RICCIARDELLO
                                            Mary P. Ricciardello
                                            COMPTROLLER